SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

November 17, 2023

Via EDGAR and email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh

Re:	Bitmis Corp.
Form 10-K for Fiscal Year Ended June 30, 2022
Filed July 19, 2022
Form 10-Q for the period ended March 31, 2023 Filed May 22, 2023 Form 8-K/A filed January 11, 2023 File No. 333-214469

Dear Ms. Parikh:

We represent Cambell International Holding Corp., formerly known as Bitmis Corp. (the “Company”), as U.S. counsel. The purpose of this letter is to respond to the comment letter dated September 27, 2023 (the “Comment Letter”) from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Annual Report.

We would like to clarify that the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022 was originally filed on July 19, 2022. On November 9, 2023, the Company filed Amendment 1 to that Annual Report for the sole purpose of amending the cover page to accurately reflect that the Company’s securities are not registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), that the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act and that the Company is an emerging growth company. No other amendments to the Company’s Annual Report for the fiscal year ended June 30, 2022 have been filed.

The Company filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 on October 19, 2023. Pursuant to prior communication between the Staff and this law firm regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022, deficiencies in that Annual Report were rectified in the Annual Report for the fiscal year ended June 30, 2023, rather than by amendment to the Annual Report for the fiscal year ended June 30, 2022. The Annual Report for the fiscal year ended June 30, 2023 was amended on October 20, 2023 primarily to correct certain financial data contained in the body of the Report and to make some other minor corrections.

In addition, please note that the Company’s Quarterly Reports for the periods ended September 30, 2022, December 31, 2022 and March 31, 2023 were amended on November 9, 2023 solely to amend the cover pages of those Reports to accurately reflect that the Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

U.S. Securities and Exchange Commission

November 17, 2023

We note that the comments in the Staff’s letter dated September 27, 2023 pertain to the Company’s Annual Report for the fiscal year ended June 30, 2022. For your convenience, the comments have been reproduced below followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2022

General

1.	We note your proposed disclosure stating that the Company is the primary beneficiary of a variable interest entity. Please revise your proposed disclosure to provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

Response:

The Company has included a diagram of the Company’s corporate structure on page 13 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023, which was filed on October 19, 2023. The diagram clearly depicts the ownership of each company and identifies Baijiakang (Liaoning) Health Information Consulting Service Co. Limited as the wholly foreign owned entity that entered into the VIE Agreements with Liaoning Kangbaier Biotechnology Development Co., Ltd., the VIE.

2.	We note your proposed disclosure that "[i]f the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with [y]our operations and [y]our business in China and in the United States." Please revise your proposed disclosure to note that the Chinese government may intervene or influence your operations at any time.

Response:

The Company’s Annual Report for the fiscal year ended June 30, 2023 contains the following risk on page 4 under “Summary Risks Associated with Doing Business in China”:

“The Chinese government may choose to exercise significant oversight and discretion over the conduct of our business operations in China and may intervene in or influence our operations at any time, which could result in a material change in our and our VIE’s operations and/or the value of your shares.”

3.	Please revise your proposed disclosure to include each permission or approval that you, the VIE, or your subsidiaries are require to obtain from Chinese authorities to operate your business.

Response:

In accordance with this comment, the Company has revised the disclosure in its Annual Report for the fiscal year ended June 30, 2023 as follows:

Under the section titled “Regulations in China Applicable to our Business; Opinion on Severely Cracking Down on Illegal Securities Activities According to Law” on page 37, the Company states that “[b]ased on our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiary: (i) are not currently required to obtain permissions from any PRC authorities to operate or to issue securities to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities.” The same disclosure is repeated on page 54 in the risk factor titled “If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s shares of common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.”

U.S. Securities and Exchange Commission

November 17, 2023

4.	We note that the VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE, the WFOE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading

Response:

The Company’s Annual Report for the fiscal year ended June 2023 contains condensed consolidated schedules that disaggregate the Company, the non-VIE subsidiaries (consolidated) and the VIE.

If you have any questions relating to this letter, please do not hesitate to contact either the undersigned or my colleague, Celia Velletri. My email is hfs@schlueterintl.com and my US mobile is 303-868-3382; Ms. Velletri’s email is cv@schlueterintl.com and her mobile is 303-907-4842. Also, please copy any future correspondence to both the undersigned and Ms. Velletri.

Very truly yours,

Schlueter & Associates, P.C.

By:	/s/ Henry F. Schlueter